Exhibit 99.5

FORM OF

BROKER LETTER TO CLIENTS WHO ARE BENEFICIAL OWNERS

EARGO, INC.

Subscription Rights to Purchase Shares of Common Stock Offered Pursuant to Subscription Rights Distributed to Stockholders of Eargo, Inc.

            , 2022

To our Clients:

This letter is being distributed to our clients who are holders of Eargo, Inc., a Delaware corporation (the “Company”) common stock, $0.0001 par value per share (the “Common Stock”), as of 5:00 PM Eastern Time on October 24, 2022 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of subscription rights (the “Subscription Rights”) to subscribe for and purchase shares of the Company’s Common Stock. The Subscription Rights are non-transferrable, except that the Subscription Rights will be transferable by operation of law (e.g., by death) or by such holders that are closed-end funds to funds affiliated with such holders. The Subscription Rights and shares of Common Stock are described in the prospectus dated             , 2022 (a copy of which accompanies this notice) (the “Prospectus”).

Pursuant to the Rights Offering, the Company is issuing Subscription Rights to subscribe for up to an aggregate of 375,000,000 shares of Common Stock on the terms and subject to the conditions described in the Prospectus, at a subscription price of $0.50 per Share (the “Subscription Price”).

The Subscription Rights may be exercised at any time during the subscription period, which commences on October 31, 2022 and ends at 5:00 PM Eastern Time on November 17, 2022 (as it may be extended, the “Expiration Date”), unless extended by the Company in its sole discretion. As described in the Prospectus, holders will receive one (1) non-transferrable Subscription Right for each share of Common Stock owned on the Record Date. Subscription Rights with respect to your shares have been deposited into your account. Each whole Subscription Right entitles the holder to purchase 9.5151 shares of Common Stock at the Subscription Price (the “Basic Subscription Privilege”).

Subscription Rights may only be exercised for a whole number of shares, and we will not issue fractional shares. After aggregating all of the shares subscribed for by a particular stockholder, any fractional shares of our Common Stock created by the exercise of the rights by that stockholder will be rounded down to the nearest whole share, with such adjustments as may be necessary to ensure that we offer 375,000,000 shares of Common Stock in the Rights Offering.

Holders who fully exercise their Basic Subscription Privilege will be entitled to subscribe for additional shares of Common Stock that remain unsubscribed as a result of any unexercised Basic Subscription Privilege (the “Oversubscription Privilege”). If sufficient shares are available, all Oversubscription Privilege requests will be honored in full, subject to certain limitations set forth in the Prospectus. If Oversubscription Privilege requests for shares exceed the remaining shares available, we will allocate the available shares pro rata among those rights holders who oversubscribed based on the number of shares each rights holder subscribed for under the Basic Subscription Privilege. Notwithstanding the foregoing:

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no shares of Common Stock will be issued upon exercise of the Oversubscription Privilege by a particular stockholder to the extent that such issuance would result in such stockholder, or a “person” or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) that includes such stockholder, beneficially owning in excess of 9.9% of the outstanding shares of Common Stock upon completion of the Rights Offering; and

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no shares of Common Stock will be issued upon exercise of the Oversubscription Privilege by any or all stockholders to the extent that the number of shares subscribed for in the Rights Offering (including pursuant to the Oversubscription Privilege) would exceed 75 million shares in the aggregate (i.e., in the event the total number of shares subscribed for, including oversubscriptions, exceeds 75 million, stockholders’ oversubscriptions will be cut back on a pro rata basis (based on the extent to which the oversubscriptions exceed, on a percentage basis, the underlying rights) until the total number of shares subscribed for, including oversubscriptions, is 75 million or all oversubscriptions have been fully cut back to zero).

Any excess subscription payment received by Continental Stock Transfer & Trust Company, LLC, as Subscription Agent, will be returned, without interest or penalty, as soon as practicable following the expiration of the Offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Form of Beneficial Owner Election Form

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and other materials. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 PM Eastern Time on the Expiration Date. You are encouraged to forward your instructions to us before the Expiration Date to allow us ample time to act upon your instructions. A holder cannot revoke the exercise of a Subscription Right.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares to which you are entitled, please instruct us by timely completing, executing, and returning to us the Beneficial Owner Election Form enclosed with this notice.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO MORROW SODALI LLC AT (800) 662-5200 AND VIA EMAIL AT EAR.info@investor.morrowsodali.com. BANKS AND BROKERS, PLEASE CALL (203) 658-9400.